UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan 929 Gessner Rd. Suite 1900 Houston, Texas 77024

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V. Avenida Ricardo Margáin Zozaya #325 Colonia Valle del Campestre Garza García, Nuevo León México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and
Supplemental Schedule

December 31, 2012 and 2011
(With Reports of Independent Registered Public Accounting Firms)

CEMEX, INC. SAVINGS PLAN

Table of Contents

 Page

Reports of Independent Registered Public Accounting Firms	1-3

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits -
Year Ended December 31, 2012	5

Notes to Financial Statements	6-14

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year) - December 31, 2012	15

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The financial statements of the Plan as of December 31, 2011, were audited by other auditors whose report dated June 19, 2012, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2012 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DOEREN MAYHEW
Houston, Texas
June 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
CEMEX, Inc. Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) at December 31, 2011 in conformity with generally accepted accounting principles in the United States of America.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ MFR, P.C.

June 19, 2012

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

Assets	2012	2011

Investments, at fair value:
Mutual funds	$322,715,667	$273,696,932
Common collective trust funds	221,816,038	202,356,908
Employer stock	33,135,583	19,360,299
Cash equivalents	209,665	276,530
Total investments, at fair value	577,876,953	495,690,669
Receivables:
Notes receivable from Plan participants	30,463,273	29,614,794
Employee contributions receivable	682,268	588,156
Employer contributions receivable	273,049	233,960
Investment trades and other receivables	415,954	536,586
Total assets	609,711,497	526,664,165

Liabilities

Excess contribution refunds	33,698	256,946
Investment trades and other payables	61,527	93,257
Total liabilities	95,225	350,203
Net assets available for benefits at fair value	609,616,272	526,313,962

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,707,583)	(3,742,867)
Net assets available for benefits	$604,908,689	$522,571,095

See accompanying notes to financial statements

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions to net assets:
Contributions:
Participant contributions	$26,171,078
Employer contributions	10,018,657
Total contributions	36,189,735

Investment income:
Net appreciation in fair value of investments	63,892,957
Dividends and interest	10,652,014
Total investment income	74,544,971
Interest on notes receivable from Plan participants	1,451,579
Transfer in from qualified plan	24,900,251
Total additions to net assets	137,086,536

Deductions from net assets:
Benefits paid to participants	54,097,749
Excess contribution refunds	33,698
Administrative fees and expenses	617,495
Total deductions from net assets	54,748,942

Net increase in net assets available for benefits	82,337,594

Net assets available for benefits:
Beginning of year	522,571,095
End of year	$604,908,689

See accompanying notes to financial statements

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Plan Description

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies.  Effective January 1, 2001, CEMEX, Inc. (the Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan’s name to CEMEX, Inc. Savings Plan (the Plan).  The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2012, Ready Mix, USA,  LLC became an adopting employer of the Plan. In connection therewith, assets of approximately $24,900,000 consisting of cash and investment shares were transferred to the Plan on January 6, 2012.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2012, unless otherwise noted.  The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the Plan Agreement. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

Eligibility

Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire.  All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan.  Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan.  The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan.  Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Plan Description (Continued)

Each new Employee is automatically enrolled in the Plan at a salary deferral rate of 5% following ninety days of service.  Prior to new participants’ initial salary deferrals, participants will have the option to opt out of the Plan or to increase their salary deferral rate.

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis, subject to IRC limitations.  Participants who are or will attain age 50 years old or older before the close of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may direct their contributions into Employer stock, mutual funds, and common collective trust funds with various investment objectives and strategies.

The Employer will make matching contributions equal to 60% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.  The matching contributions will be invested in accordance with the participant’s existing investment elections.

Contributions to the Plan are made in cash.

Participant Accounts

Separate accounts are maintained for each participant.  Participant accounts are credited with the participant's contribution and allocations of the Employer’s contributions and Plan earnings.  Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement.  Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon.  Vesting in the Employer’s matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement.  The maximum years of Active Service required for 100% vesting is five years.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Plan Description (Continued)

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.  If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan.  At December 31, 2012 and 2011, forfeited non-vested accounts totaled $204,858 and $695,289, respectively.  During fiscal year 2012, Employer contributions were reduced by $721,356 from forfeited non-vested accounts.

Benefit Payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½ , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement.  Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.  Participants may elect that their portion of account balances invested in full shares of CEMEX, S.A.B de C.V. American Depository Shares (CEMEX stock) be distributed in-kind.

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Notes Receivable from Participants

A participant may obtain a loan from his or her separate account balance.  Each loan is evidenced by a promissory note and may not be less than $1,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator.  Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through payroll deductions.  A participant may only have two loans outstanding at the same time.

Plan Termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their Employer contributions account.  Participant contributions are always 100% vested.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 2 - Significant Accounting Policies

Basis of Accounting and Use of Estimates

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

As required, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment from fair value to contract value for the fully benefit - responsive investment contracts held by the INVESCO Stable Value Fund.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Fair Value Measurements

FASB ASC 820 provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 2 - Significant Accounting Policies (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds and money market funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds:  Valued at the fair value of the underlying securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period.  There were no transfers between Levels 1 and 2 as of December 31, 2012.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2012:

	Level 1	Level 2		Level 3		Total
Mutual funds:
Large cap equity	$86,987,071	$		$		$86,987,071
Fixed income	69,909,026					69,909,026
Target date funds	83,788,400					83,788,400
International equity	40,451,336					40,451,336
Small/mid cap equity	27,162,482					27,162,482
Real estate	14,417,352					14,417,352
Total mutual funds	322,715,667		-		-	322,715,667

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 2 - Significant Accounting Policies (Continued)

Common collective trust funds:
Fixed income		132,057,447		132,057,447
Large cap equity		57,242,045		57,242,045
International equity		32,516,546		32,516,546
Total common collective trust funds	-	221,816,038	-	221,816,038
Employer stock	33,135,583	-	-	33,135,583
Money market funds	208,394	1,271	-	209,665
Total assets at fair value	$356,059,644	$221,817,309	$-	$577,876,953

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2011:

	Level 1	Level 2		Level 3		Total
Mutual funds:
Large cap equity	$79,300,394	$		$		$79,300,394
Fixed income	61,465,293					61,465,293
Target date funds	59,974,811					59,974,811
International equity	34,508,542					34,508,542
Small/mid cap equity	25,674,400					25,674,400
Real estate	12,773,492					12,773,492
Total mutual funds	273,696,932		-		-	273,696,932

Common collective trust funds:
Fixed income			127,768,711			127,768,711
Large cap equity			51,757,219			51,757,219
International equity			22,830,978			22,830,978
Total common collective trust funds	-		202,356,908		-	202,356,908
Employer stock	19,360,299		-		-	19,360,299
Money market funds	275,387		1,143		-	276,530
Total assets at fair value	$293,332,618		$202,358,051		$-	$495,690,669

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 2 - Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end.  Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements. The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  Loan fees are paid by the borrowing participant.  Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

Note 3 - Federal Income Tax Status

The Plan obtained its latest determination letter on April 13, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 4 - Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2012	2011
INVESCO Stable Value Fund	$123,394,168	$120,393,239
PIMCO Total Return Fund	69,909,026	61,465,293
State Street S&P 500 Index Fund	57,242,045	51,757,219
Washington Mutual Investors Fund	50,169,641	47,404,598
Growth Fund of America	36,817,430	31,895,796
CEMEX stock	33,135,583	*

* Investment does not meet threshold for disclosure.

The following table presents the net appreciation of Plan investments for the year ended December 31, 2012 by investment type:

Mutual funds	$31,597,130
Employer stock	16,857,801
Common collective trust funds	15,438,026
Total net appreciation of investments	$63,892,957

Note 5 - Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	2012	2011

Net assets available for benefits per the financial statements	$604,908,689	$522,571,095
Benefits payable	(207,987)	(34,540)
Adjustment to contract value	4,707,583	3,742,867
Net assets available for benefits per the Form 5500	$609,408,285	$526,279,422

Continued

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2012 and 2011

Note 6 - Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$82,337,594
Less: Benefits payable at December 31, 2012	(207,987)
Add: Benefits payable at December 31, 2011	34,540
Less: Transfer in from qualified plan	(24,900,251)
Add: Adjustment to contract value, December 31, 2012	4,707,583
Less: Adjustment to contract value, December 31, 2011	(3,742,867)
Net increase in net assets available for benefits per the Form 5500	$58,228,612

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$54,097,749
Add: Benefits payable at December 31, 2012	207,987
Less: Benefits payable at December 31, 2011	(34,540)
Benefits paid to participants per the Form 5500	$54,271,196

Note 7 - Party-in-Interest Transactions

Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V.  The Plan’s transactions involving the CEMEX stock qualify as party-in-interest transactions.  However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

Note 8 - Subsequent Events

Subsequent events have been evaluated through June 26, 2013, which is the date the financial statements were issued.

Supplemental Schedule H, Line 4(i)
Plan Sponsor No. 72-0296500
Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value

	Invesco National Trust Company	INVESCO Stable Value Fund; 65,974,246 shares	**	$123,394,168
	PIMCO	PIMCO Total Return Fund; 6,219,664 shares	**	69,909,026
	State Street Global Advisors	SSgA S&P 500 Index Fund; 2,000,771 shares	**	57,242,045
	American Funds	Washington Mutual Investors Fund R4; 1,613,172 shares	**	50,169,641
	American Funds	Growth Fund of America R4; 1,078,741 shares	**	36,817,430
*	CEMEX, S.A.B de C.V.	American Depository Shares; 3,357,202 shares	**	33,135,583
	State Street Global Advisors	SSgA Russell 2000 Index Fund; 745,631 shares	**	22,946,784
	American Funds	EuroPacific Growth Fund R4; 533,712 shares	**	21,604,649
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund; 975,262 shares	**	17,437,680
	Franklin Templeton Investments	Franklin Balance Sheet Fund; 390,770 shares	**	16,455,317
	American Century Investments	American Century Real Estate Fund; 611,942 shares	**	14,417,352
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund; 949,344 shares	**	12,455,389
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund; 632,449 shares	**	11,965,943
	Franklin Templeton Investments	Franklin Small Mid-Cap Growth Fund; 315,566 shares	**	10,707,164
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund; 818,966 shares	**	10,548,284
	State Street Global Advisors	SSgA Daily EAFE Index Fund; 535,461 shares	**	9,569,762
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Institutional Fund; 484,650 shares	**	9,470,071
	MFS Fund Distributors, Inc.	MFS International New Discovery Fund R4; 391,345 shares	**	9,376,616
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund; 645,714 shares	**	8,639,653
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund; 388,556 shares	**	7,417,534
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund; 374,790 shares	**	4,763,575
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund; 268,336 shares	**	4,419,496
	T. Rowe Price	T. Rowe Price Retirement Income Fund; 302,083 shares	**	4,214,054
	State Street Global Advisors	SSgA Bond Market Index Fund; 248,146 shares	**	3,955,695
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund; 87,015 shares	**	927,577
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund; 55,617 shares	**	586,201
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund; 34,021 shares	**	413,016
	Vanguard	Prime Money Market Fund; 208,394 shares	**	208,394
*	Notes receivable from participants	4.25% to 9.75%; 1-5 year term; payable monthly	**	30,463,273

		Non-participant Directed Investment

*	Fidelity	Fidelity Cash Reserves Money Market Fund; 1,271 shares	$1,271	1,271

				$603,632,643

*     Party-in-interest as defined by ERISA.
**   Cost information is not required as these assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

	By:	/s/ Frank E. Angelle
Date: June 26, 2013		Name: Frank E. Angelle
Title: Executive Vice President, Human Resources and Communications and Chairman of the Plan Committee

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 26, 2013, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2012.

23.2
Consent of MFR, P.C. to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 19, 2012, with respect to the audited financial statement of the CEMEX, Inc. Savings Plan as of December 31, 2011.